FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
February 13, 2007

Manulife Financial Corporation reports
record annual and quarterly results

2006 shareholders’ net income of $3,985 million up 21 per cent over 2005
Quarterly shareholders’ earnings exceed $1 billion for the first time

TORONTO - Manulife Financial Corporation today reported shareholders’ net income of $3,985 million for 2006, an increase of 21 per cent over the full year 2005. Earnings per share were $2.53, an increase of 23 per cent compared to the $2.05 reported a year ago. Return on common shareholders equity was 16.8 per cent for 2006, up from 14.1 per cent in 2005 and above the Company’s medium-term target of 16 per cent.

“The strong organic growth across all of our operations is encouraging and contributed to another year of record earnings,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “In both our insurance and wealth management businesses we continued to focus on product innovation, distribution excellence and customer service. The result was a record level of premiums and deposits and funds under management that now exceed $400 billion.”

Fourth quarter 2006 shareholders’ earnings were $1,100 million, an increase of 21 per cent from one year ago and above $1 billion for the first time. Earnings per share were $0.71, an increase of 25 per cent over the fourth quarter of last year. Return on common shareholders’ equity was 18.0 per cent, an increase of 250 basis points over last year and a record post-merger level.

“Consistent operating results, favourable investment experience, strong equity market performance and the benefits of tax related items contributed positively to fourth quarter results,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer. “I am also pleased with the sharp increase in the embedded value of new business written during the year, which increased by 25 per cent.”

Total funds under management increased by 11 per cent, or $43 billion, over last year to reach a record level of $414 billion as at December 31, 2006. Premiums and deposits amounted to $64.9 billion for 2006, a record level for the Company driven by organic growth in segregated funds and mutual funds.

OPERATING HIGHLIGHTS

Corporate

•
Standard & Poor’s raised the financial strength ratings on Manulife Financial’s rated insurance subsidiaries to 'AAA,' the highest level among 21 rating categories. This makes Manulife one of only two publicly traded life insurance companies with 'AAA' rated insurance subsidiaries worldwide. Standard & Poor’s highlighted Manulife’s leading and well diversified business positions; high quality and consistent operating performance; very strong and well diversified investment portfolio; extremely strong capital adequacy position; and excellent enterprise risk management framework as reasons behind the upgrade.

•
Manulife Financial successfully completed an offering of $550 million principal amount of senior unsecured debentures and $650 million principal amount of subordinated unsecured debentures. The offering was completed through an indirect wholly-owned subsidiary, Manulife Finance (Delaware), L.P. for ongoing operational purposes.

•	Subsequent to year-end, Manulife Financial announced that the outstanding US$492.5 million principal amount of 8.375% Capital Trust Pass-through Securities (TruPS) were called for redemption.

•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.20 per share on the common shares of the Company, payable on and after March 19, 2007 to shareholders of record at the close of business on February 26, 2007.

United States

•	John Hancock Variable Annuities expanded its distribution reach in the wirehouse channel with the launch of its variable annuity products on the Morgan Stanley platform. As well, the business expanded its presence in the bank channel, with the addition of JPMorgan Chase as a distributor.

•
John Hancock Retirement Plan Services (RPS) added nine new asset allocation funds to its investment lineup. Available to 401(k) plan participants, the funds aim to make investing easier, as participants make decisions guided simply by their choice of retirement date. With US$45 billion in Lifestyle assets under management (as of December 31, 2006), John Hancock is a leader in the asset allocation market.

•	In 2006, the U.S. Division achieved strong organic growth with several businesses achieving impressive gains in sales and market share:

o
John Hancock Life achieved the number one ranking for new individual life insurance sales in the U.S. for the 12 month period ended September 30, 2006.  This success was driven by strong sales results across the product portfolio.

 1  LIMRA International, U.S. Individual Life Insurance Sales Survey, fourth quarter 2005 through third quarter 2006 results. Sales based on annualized new premium.

o
John Hancock Long Term Care sales and market share gained momentum in 2006 reflecting solid gains in both retail and group products. Competitive product offerings combined with expanded distribution and high quality service has resulted in sales growth of 34 per cent over the prior year.

o
John Hancock Mutual Funds sales have grown 45 per cent over the prior year benefiting from the expansion of distribution and the success of our Lifestyle Funds made available to retail investors at the end of 2005.

Canada

•
On October 23, Individual Wealth Management launched ‘IncomePlus,’ Canada’s first guaranteed minimum withdrawal benefit segregated fund product. Segregated fund sales rose to record levels in the quarter, reflecting the favourable response of advisors and customers to the new product. Fourth quarter segregated fund sales exceeded $900 million, an increase of 36 per cent over the fourth quarter last year and 88 per cent above the previous quarter.

•
Sales rebounded in Individual Insurance in the fourth quarter as improved new business and underwriting response times drove a record quarterly result, up 16 per cent from the fourth quarter of 2005. Continued focus on service, combined with planned product enhancements, is expected to sustain the sales momentum.

•	Group Savings and Retirement Solutions (“GSRS”) had a record sales year. New business market share statistics indicate that during the first nine months of the year, Manulife sales increased by 43 per cent versus the same period in 2005 as compared to industry growth of less than 10 per cent2.

•
Manulife Bank continued its strong growth, ending the year with more than $8 billion in total assets, up 34 per cent from a year ago. During the quarter, the Bank expanded its product offerings with the launch of three new high interest savings accounts. The Investment Savings Account F-Class, distributed exclusively through fee-based financial advisors, is designed for Canadian investors. Two U.S. dollar high-interest investment accounts were also added, offering competitive rates for Canadians’ U.S. dollar savings.

Asia and Japan

•
Manulife Japan commenced sales of a new variable annuity product designed to provide customers with protection from declining markets while allowing them to accumulate and receive funds at the same time. The product allows for the total guaranteed value of annuity payments to step up, depending on investment results, locking in further investment earnings. Sales commenced on November 13, 2006 through the Company’s professional sales network and through branches of its partner financial institutions.

2  LIMRA International, Canadian Pension Market survey, Third Quarter 2006 and 2005 Year-to-date, New Sales. Sales results are based on the combined annualized new deposits and transfer assets for both the Defined Contribution and Investment Only Contracts product groups.

•
Manulife Malaysia announced the launch of its first principal protected plan, InvestProtect Principal Protected Plan. The five-year single premium investment-linked principal protected plan is tied to the Hang Seng Index and distributed through HSBC Bank Malaysia Berhad.

Investments

•	Manulife Financial purchased 197 Clarendon Street and 200 Berkeley Street in Boston’s Back Bay from Broadway Real Estate Partners, LLC for US$454 million. At 1.2 million square feet, the acquisition brings Manulife’s commercial real estate portfolio in Boston, which also includes the recently completed John Hancock headquarters building in the Seaport District, to a total of 1.9 million square feet. As at December 31, 2006, Manulife Financial’s real estate portfolio totaled 26 million square feet.

•
The Hancock Timber Resource Group (HTRG) announced the acquisition of approximately 200,000 hectares (494,000 acres) of New Zealand timberland and forestry rights. The properties are plantation forests that bring the total under HTRG management in New Zealand to approximately 296,000 hectares (731,000 acres). Approximately one third of these assets were purchased for ownership by the Company’s general account.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)

	Quarterly results			Year Ended
	4Q06	3Q06	4Q05	2006	2005
Shareholders’ Net Income (C$ millions)	1,100	974	908	3,985	3,294
Diluted Earnings per Common Share (C$)	0.70	0.62	0.56	2.51	2.03
Return on Common Shareholders’ Equity (%, annualized)	18.0	16.6	15.5	16.8	14.1
Premiums & Deposits (C$ millions)	15,819	15,301	16,184	64,939	61,306
Funds under Management (C$ billions)	414.0	380.9	371.5
Capital (C$ billions)	31.5	28.5	28.4

Net Income
Manulife Financial Corporation shareholders’ net income for the fourth quarter of 2006 was $1,100 million, up 21 per cent from $908 million reported a year earlier. The increase was due to the positive equity markets compared to last year; favourable investment experience; strong growth in the business; the return to profitability in the Property and Casualty reinsurance business; and favourable impacts on the Company’s tax position. For the year ended December 31, 2006, shareholders’ net income was $3,985 million compared to $3,294 million in 2005.

Diluted Earnings per Share and Return on Common Shareholders’ Equity
Fourth quarter diluted earnings per common share of $0.70 grew by 25 per cent from $0.56 in 2005 and return on common shareholders’ equity for the three months ended December 31, 2006 was 18.0 per cent compared to 15.5 per cent in 2005.

Premiums and Deposits
Premiums and deposits for the quarter were $15.8 billion, down two per cent from $16.2 billion reported a year earlier. Premiums and deposits have grown substantially in most of our business lines. Items offsetting this growth include a decline in Japan segregated fund deposits due to the temporary suspension of sales of a variable annuity product and the impact of a stronger Canadian dollar.

Funds under Management
Funds under management grew by 11 per cent, or $42.5 billion, to $414.0 billion as at December 31, 2006 from $371.5 billion as at December 31, 2005, primarily due to sales in wealth management products and the impact of rising equity markets over the last twelve months. The increase was partially offset by $4.9 billion of scheduled maturities of John Hancock Fixed institutional products.

Capital
Total capital was $31.5 billion as at December 31, 2006, up $3.1 billion from $28.4 billion as at December 31, 2005. The increase was from the combination of net income for the past twelve months and new capital issued during the year, offset by capital redemptions, shareholders’ dividends of $1,163 million, and the repurchase of 45 million shares for $1,631 million. Of the new capital issued, $650 million of subordinated debt and $550 million of senior debt were issued in the fourth quarter of 2006.

PERFORMANCE BY DIVISION

U.S. Insurance

Canadian dollars	Quarterly Results			Year Ended
	4Q06	3Q06	4Q05	2006	2005
Shareholders’ Net Income (millions)	168	169	178	622	614
Premiums & Deposits (millions)	1,831	1,614	1,762	6,713	6,666
Funds under Management (billions)	61.3	57.7	57.9

U.S. dollars	Quarterly Results			Year Ended
	4Q06	3Q06	4Q05	2006	2005
Shareholders’ Net Income (millions)	148	151	152	549	508
Premiums & Deposits (millions)	1,608	1,439	1,501	5,919	5,510
Funds under Management (billions)	52.6	51.7	49.6

U.S. Insurance shareholders’ net income for the fourth quarter of 2006 was $168 million, down six per cent from $178 million reported a year earlier. Earnings in John Hancock Life were up as a result of solid mortality experience and improved new business margins, partially offset by lower investment income. This increase was more than offset by lower earnings in John Hancock Long Term Care as a result of unfavourable claims experience. Full year shareholders’ net income was $622 million, compared to $614 million in 2005.

Premiums and deposits for the quarter of $1.8 billion were consistent with the amount reported in the fourth quarter of 2005. On a U.S. dollar basis, premiums and deposits grew by seven per cent due to higher first year and renewal universal life premiums resulting from strong sales in the current and prior quarters, as well as increased sales and in-force business growth in John Hancock Long Term Care. Growth in premiums and deposits was partially offset by lower premiums on participating policyholder life insurance products.

Funds under management were $61.3 billion as at December 31, 2006 compared to $57.9 billion as at December 31, 2005. This increase reflects in-force business growth and strong equity market performance over the last year.

U.S. Wealth Management

Canadian dollars	Quarterly Results			Year Ended
	4Q06	3Q06	4Q05	2006	2005
Shareholders’ Net Income (millions)	300	280	216	1,136	868
Premiums & Deposits (millions)	8,213	8,756	7,928	35,267	30,232
Funds under Management (billions)	196.7	179.8	175.7

U.S. dollars	Quarterly Results			Year Ended
	4Q06	3Q06	4Q05	2006	2005
Shareholders’ Net Income (millions)	263	250	184	1,002	716
Premiums & Deposits (millions)	7,214	7,809	6,758	31,090	25,003
Funds under Management (billions)	168.8	161.2	150.7

U.S. Wealth Management shareholders’ net income for the fourth quarter of 2006 was $300 million, up 39 per cent from $216 million reported a year earlier. On a U.S dollar basis, earnings increased 43 per cent. The increase was principally due to favourable investment results in JH Fixed products, and higher fee income on higher average assets in JH Variable Annuities (VA), JH Retirement Plan Services (RPS) and JH Mutual Funds (MF). The favourable impact of equity market appreciation on segregated fund guarantee reserves in VA also contributed to the strong earnings increase. Year-to-date shareholders’ net income was $1,136 million compared to $868 million reported in 2005.

Premiums and deposits were $8.2 billion, up four per cent or $0.3 billion from $7.9 billion reported in the fourth quarter of 2005. On a U.S. dollar basis, premiums and deposits were up seven per cent. The growth was attributable to the impact of new sales and higher recurring deposits from the growing block of in-force participants in RPS and higher sales of open-end retail funds in the mutual fund business, reflecting sales success from both expanded distribution and the late 2005 launch of the Lifestyle Funds. Partially offsetting this growth was a decline in VA segregated fund deposits compared to exceptionally strong results in the prior year, and a decline in JH Fixed products’ SignatureNote deposits as both of these products saw increased competition in the market.

Funds under management were $196.7 billion as at December 31, 2006, an increase of 12 per cent over the $175.7 billion reported a year ago. This growth was principally in segregated funds and mutual funds and was due to both continued strong net policyholder cash flows in RPS, VA and MF businesses, and the cumulative effect of favourable equity market performance over the last twelve months. These increases were partially offset by scheduled maturities exceeding new sales over the last twelve months in the JH Fixed products business.

Canadian Division

Canadian dollars	Quarterly Results			Year Ended
	4Q06	3Q06	4Q05	2006	2005
Shareholders’ Net Income (millions)	247	229	199	981	809
Premiums & Deposits (millions)	3,460	3,076	3,339	13,537	13,532
Funds under Management (billions)	77.4	73.2	69.0

Canadian Division shareholders’ net income for the fourth quarter of 2006 was $247 million, up 24 per cent from $199 million reported a year earlier. Changes in Ontario tax rules with respect to investment income tax contributed $20 million to earnings in the quarter. Excluding this earnings impact, fourth quarter net income was $227 million, up 14 per cent from a year ago. The increase was driven by continued growth in bank assets and in segregated funds in the wealth management businesses; an improved expense position reflecting business growth and cost containment initiatives across the division; and the favourable impact of equity market appreciation. These positives were partially offset by less favourable claims experience in Group Benefits. Full year shareholders’ net income was $981 million, up 21 per cent from $809 million reported last year.

Premiums and deposits for the quarter were $3.5 billion, up four per cent from $3.3 billion reported in the fourth quarter of 2005. Segregated fund deposits in Individual Wealth Management increased by 36 per cent following the fourth quarter launch of a new guaranteed minimum withdrawal benefit product. Premiums in Group Benefits and Individual Insurance also rose, reflecting growth in both new and in-force business. Offsetting these positives was the continued shortfall in mutual fund deposits due to less competitive fund offerings. Four new mutual funds were launched in the third quarter of 2006 and further enhancements are planned for 2007 to improve competitive positioning.

Funds under management of $77.4 billion at December 31, 2006 grew by 12 per cent from $69.0 billion at December 31, 2005. Continued growth in Manulife Bank’s mortgage lending, combined with the impact of rising equity markets on market-linked products in Individual Insurance were the primary contributors to the growth in general fund assets. Segregated funds rose by 17 per cent reflecting equity market appreciation and positive net client cash flows from the wealth management businesses.

Asia and Japan Division

Canadian dollars	Quarterly Results			Year Ended
	4Q06	3Q06	4Q05	2006	2005
Shareholders’ Net Income (millions)	191	182	228	734	732
Premiums & Deposits (millions)	1,957	1,611	2,354	8,361	9,105
Funds under Management (billions)	38.0	33.9	31.7

U.S. dollars	Quarterly Results			Year Ended
	4Q06	3Q06	4Q05	2006	2005
Shareholders’ Net Income (millions)	167	161	195	647	608
Premiums & Deposits (millions)	1,718	1,438	2,006	7,363	7,522
Funds under Management (billions)	32.6	30.4	27.2

The Asia and Japan Division’s shareholders’ net income for the fourth quarter of 2006 was $191 million, down 16 per cent from $228 million reported a year earlier. Excluding the 2005 impact on actuarial liabilities from actions taken to lengthen the portfolio duration and reduce equity exposure in Japan’s Daihyaku block, earnings increased by $14 million or eight per cent. This increase was mostly in the Japan operations and was driven by growth in their variable annuities as well as favourable claims experience. Full year shareholders’ net income was $734 million compared to $732 million reported last year.

Premiums and deposits were $2.0 billion, down 17 per cent from $2.4 billion in the fourth quarter of 2005. Growth in Indonesian mutual funds, Hong Kong wealth management products, and Singapore’s investment products were more than offset by the decline in variable annuity sales due to the temporary suspension of a product in Japan pending clarification of its tax treatment. A replacement for the suspended product was launched in November 2006.

Funds under management grew by $6.3 billion to $38.0 billion as at December 31, 2006 from $31.7 billion as at December 31, 2005. This growth was fueled by variable annuity sales in Japan; increased business volumes in pension and wealth management products in Hong Kong; the positive impact of rising equity markets; and recovering mutual fund sales in Indonesia. These increases were partially offset by maturities and lapses in Japan’s Daihyaku block.

Reinsurance Division

Canadian dollars	Quarterly Results			Year Ended
	4Q06	3Q06	4Q05	2006	2005
Shareholders’ Net Income (loss) (millions)	68	86	(29)	294	(108)
Premiums (millions)	307	244	249	1,010	1,217

U.S. dollars	Quarterly Results			Year Ended
	4Q06	3Q06	4Q05	2006	2005
Shareholders’ Net Income (loss) (millions)	60	76	(24)	259	(92)
Premiums (millions)	269	218	212	890	1,005

Reinsurance Division’s net income for the fourth quarter of 2006 was $68 million, up $97 million from a loss of $29 million reported a year earlier. The increase was primarily attributable to strong earnings in the Property and Casualty reinsurance business and favourable Life experience gains. In 2005 losses were reported on the Property and Casualty reinsurance claims relating to Hurricane Wilma. Full year net income was $294 million compared to a loss of $108 million in 2005.

Premiums were $307 million in the quarter compared to $249 million in the fourth quarter of 2005. Premiums increased due to growth in the Life business driven primarily by strong new business and higher International Group Program premiums as a result of one-time adjustments recorded in 2005. There was a significant decrease in Property and Casualty reinsurance premiums due to both lower business volumes and the non-recurrence of reinstatement premiums reported in 2005 on contracts impacted by Hurricane Katrina.

Corporate & Other

Canadian dollars	Quarterly Results			Year Ended
	4Q06	3Q06	4Q05	2006	2005
Shareholders’ Net Income (millions)	126	28	116	218	379

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital (assets backing capital, net of amount allocated to operating divisions), the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events. Also included in Corporate and Other is the John Hancock Accident and Health operations, which primarily consists of contracts in dispute.

Corporate and Other shareholders’ net income for the fourth quarter of 2006 was $126 million, up nine percent from the $116 million reported a year earlier. The increase was primarily due to strong credit experience; lower integration expenses; and the benefit from various tax items. Most of the tax items related to favourable rulings on outstanding tax positions as well as additional tax benefits experienced during the year. In total, these tax items accounted for approximately $40 million of the increase in year over year earnings, some of which will repeat in future periods. These increases were partially offset by a reduction in earnings as a result of changes in actuarial methods and assumptions as well as unfavourable claims experience in the John Hancock Accident and Health operations. In the fourth quarter of 2005, earnings increased by $49 million as a result of the changes in actuarial methods and assumptions compared to only $4 million in the current quarter. Full year shareholders’ net income was $218 million compared to $379 million in 2005.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$414 billion (US$355 billion) as at December 31, 2006.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a Fourth Quarter Earnings Results Conference Call at 2:00 p.m. ET on February 13, 2007. For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available by 6:00 p.m. ET on February 13, 2007 until February 20, 2007 by calling (416) 695-5800 (passcode #3204169).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on February 13, 2007. You may access the webcast at: www.manulife.com/QuarterlyReports. An archived version of the webcast will be available later on the website at the same URL as above.

The Fourth Quarter 2006 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/QuarterlyReports. Each of these documents may be downloaded before the webcast begins.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market. Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Media inquiries:	Shareholder Services:
Peter Fuchs	Patricia Kelly
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)
	As at and for the three months ended
			December 31
	2006		2005	% Change

Net income	$1,108		$900	23
Net income (loss) attributed to participating policyholders	8		(8)	-
Net income attributed to shareholders	$1,100		$908	21
Preferred share dividends	(8)		(5)	-
Net income available to common shareholders	$1,092		$903	21

Premiums and deposits:
Life and health insurance premiums	$3,996		$3,748	7
Annuity and pension premiums	1,084		1,065	2
Segregated fund deposits	7,879		8,844	(11)
Mutual fund deposits	2,063		1,603	29
ASO premium equivalents	547		562	(3)
Other fund deposits	250		362	(31)
Total premiums and deposits	$15,819		$16,184	(2)

Funds under management:
General fund	$171,164		$166,414	3
Segregated funds	172,048		139,695	23
Mutual funds	40,601		34,564	17
Other funds	30,204		30,781	(2)
Total funds under management	$414,017		$371,454	11

Capitalization:
Long-term debt*	$3,062		$2,457	25
Liabilities for preferred shares and capital instruments	2,572		1,922	34
Non-controlling interest in subsidiaries	202		187	8

Equity
Participating policyholders' equity	142		157	(10)
Shareholders' equity
Preferred shares	638		344	85
Common shares	14,248		14,490	(2)
Contributed surplus	125		93	34
Retained earnings and currency translation account	10,503		8,703	21
Total capital	$31,492		$28,353	11
* Includes $550 operational leverage

Selected key performance measures:
Basic earnings per common share	$$0.71	$$	0.57
Diluted earnings per common share	$$0.70	$$	0.56
Return on common shareholders' equity (annualized)	18.0%		15.5%
Book value per common share	$16.08		$14.70
Common shares outstanding (in millions)
End of period	1,547		1,584
Weighted average - basic	1,545		1,584
Weighted average - diluted	1,561		1,600

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)	For the three months ended
	December 31
	2006	2005
Revenue
Premium income	$5,080	$4,813
Net investment income	2,863	2,512
Other revenue	1,247	1,070
Total revenue	$9,190	$8,395
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,475	$1,539
Maturity and surrender benefits	2,597	2,191
Annuity payments	897	802
Policyholder dividends and experience rating refunds	402	422
Net transfers to segregated funds	113	150
Change in actuarial liabilities [1]	(126)	(257)
General expenses	889	913
Investment Expenses	252	222
Commissions	929	971
Interest expense	263	200
Premium taxes	70	53
Non-controlling interest in subsidiaries	(11)	(13)
Total policy benefits and expenses	$7,750	$7,193
Income before income taxes	$1,440	$1,202
Income taxes	(332)	(302)
Net income	$1,108	$900
Net income (loss) attributed to participating policyholders	8	(8)
Net income attributed to shareholders	$1,100	$908
Preferred share dividends	(8)	(5)
Net income available to common shareholders	$1,092	$903

Basic earnings per common share	$0.71	$0.57
Diluted earnings per common share	$0.70	$0.56

[1] Includes impact of net redemptions in John Hancock Fixed institutional products of $1.3 billion in Q4 2006 and $1.3 billion in Q4 2005.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at December 31
Assets	2006	2005
Invested assets
Bonds	$103,159	$103,315
Mortgages	28,131	28,008
Stocks	11,272	8,715
Real estate	5,905	5,279
Policy loans	6,413	6,120
Cash and short-term investments	10,745	8,723
Bank loans	2,009	1,806
Other investments	3,530	4,448
Total invested assets	$171,164	$166,414
Other assets
Accrued investment income	$1,557	$1,639
Outstanding premiums	669	735
Goodwill	7,461	7,501
Intangible assets	1,708	1,742
Miscellaneous	3,610	4,620
Total other assets	$15,005	$16,237
Total assets	$186,169	$182,651
Segregated funds net assets	$172,937	$140,361

Liabilities and equity
Policy liabilities	$130,819	$132,049
Deferred realized net gains	4,442	4,295
Bank deposits	7,845	5,911
Consumer notes	2,860	2,900
Future income tax liability	2,258	1,337
Other liabilities	6,453	7,806
	$154,677	$154,298

Long-term debt	3,062	2,457
Liabilities for preferred shares and capital instruments	2,572	1,922
Non-controlling interest in subsidiaries	202	187

Equity
Participating policyholders' equity	142	157
Shareholders' equity
Preferred shares	638	344
Common shares	14,248	14,490
Contributed surplus	125	93
Retained earnings and currency translation account	10,503	8,703
Total equity	$25,656	$23,787
Total liabilities and equity	$186,169	$182,651
Segregated funds net liabilities	$172,937	$140,361

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended December 31, 2006
	U.S.	U.S.	Canadian	Asia and	Reinsurance	Corporate
	Insurance	Wealth		Japan		and
Premiums and deposits		Management				Other	Total
General fund premiums	$1,520	$944	$1,523	$786	$307	$-	$5,080
Segregated fund deposits	311	5,324	1,254	939	-	51	7,879
Mutual fund deposits	-	1,695	136	232	-	-	2,063
ASO premium equivalents	-	-	547	-	-	-	547
Other fund deposits	-	250	-	-	-	-	250
Total	$1,831	$8,213	$3,460	$1,957	$307	$51	$15,819

Net income	$168	$300	$216	$230	$68	$126	$1,108

Funds under management	As at December 31, 2006
General fund	$48,675	$44,947	$46,509	$17,050	$3,009	$10,974	$171,164
Segregated funds	12,583	112,269	27,448	17,232	-	2,516	172,048
Mutual funds	-	35,499	3,441	1,661	-	-	40,601
Other funds	-	3,957	-	2,083	-	24,164	30,204
Total	$61,258	$196,672	$77,398	$38,026	$3,009	$37,654	$414,017

	For the quarter ended December 31, 2005
	U.S.	U.S.	Canadian	Asia	Reinsurance	Corporate
	Insurance	Wealth		and		and
Premiums and deposits		Management		Japan		Other	Total
General fund premiums	$1,447	$904	$1,457	$756	$249	$-	$4,813
Segregated fund deposits	315	5,325	1,126	1,526	-	552	8,844
Mutual fund deposits	-	1,337	194	72	-	-	1,603
ASO premium equivalents	-	-	562	-	-	-	562
Other fund deposits	-	362	-	-	-	-	362
Total	$1,762	$7,928	$3,339	$2,354	$249	$552	$16,184

Net income (loss)	$178	$216	$194	$225	$(29)	$116	$900

Funds under management	As at December 31, 2005
General fund	$46,507	$52,051	$42,424	$16,111	$2,687	$6,634	$166,414
Segregated funds	11,374	89,996	23,443	12,282	-	2,600	139,695
Mutual funds	-	30,248	3,152	1,164	-	-	34,564
Other funds	-	3,438	-	2,139	-	25,204	30,781
Total	$57,881	$175,733	$69,019	$31,696	$2,687	$34,438	$371,454

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.